                                  Filed by: Applied Science and Technology, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                           Subject Company: Applied Science and Technology, Inc.
                                                   Exchange Act File No. 0-22646


AT THE COMPANY                  THE FINANCIAL RELATIONS BOARD
--------------                  -----------------------------
John M. Tarrh                   Michael Lawson     Beth Lewis      Martin Gitlin
Vice President and Treasurer    (general info)     (analyst info)  (media info)
978-284-4135                    617-369-9240       617-369-9240    212-661-8030


William S. Hurley
Senior Vice President and Chief Financial Officer
978-284-4402

FOR IMMEDIATE RELEASE
October 24, 2000


             ASTeX ANNOUNCES FIRST QUARTER EARNINGS FOR FISCAL 2001
             ------------------------------------------------------
                     REVENUES UP 35%, NET INCOME UP 26%

Wilmington, Mass. - October 24, 2000 - Applied Science and Technology, Inc. ("ASTeX") (Nasdaq: ASTX), a leading provider of precision reactive gas processing solutions to the OEM semiconductor, medical, and industrial markets, today reported financial results for the fiscal 2001 first quarter ended September 30, 2000.

Total revenue for the first quarter of fiscal 2001 was $41.3 million, an increase of 35% from $30.6 million reported in the first quarter of fiscal 2000. Net earnings for the quarter grew 26% to $3.3 million, or $0.22 per diluted share, based on 14.8 million common shares outstanding. This compares to net earnings for the same period in fiscal 2000 of $2.6 million, or $0.22 per diluted share, based on 12.2 million common shares outstanding.

ASTeX seeks to answer the call of semiconductor equipment OEMs, looking for integrated, value-added solutions," said Dr. Richard Post, Chairman and CEO of ASTeX. "The depth of ASTeX's product portfolio underscores our value as a partner, and our strengths at systems integration positions us to take advantage of the growing trend toward lean manufacturing and the reliance on broad-based critical suppliers.

"Our reactive gas modules and power systems for semiconductor production had a strong first quarter. ASTRON -- ASTeX's leading product that integrates a reactive gas source, power source and controls into a compact subsystem for chamber clean -- continued to dominate its market, achieving record sales during the first quarter. Liquozon -- our new product which delivers high concentrations of ozone dissolved in de-ionized water for wafer cleaning -- continued to gain market acceptance.

"We are pleased to report the status of our major modular products on customer's process chambers. ASTeX currently has wet and dry ozone on 29 process chambers with 6 new opportunities in evaluation; ASTRON on 23 process chambers with 13 new opportunities in evaluation; and microwave products on 13 process chambers with 8 new opportunities in

                                     -MORE-
evaluation. Our RF business continues to be strong, with new investment in advanced RF products targeted for new 300 mm opportunities."

ASTeX continued to make progress with its evolving systems business during the first quarter, shipping two Nimbus 300 PVD systems for flip-chip advanced packaging to new customers in Taiwan and Korea. Customers are continuing to respond to the Nimbus 300's unique in-line design and flexibility which easily accommodates a wide variety of wafer sizes up to 300 mm, yielding high wafer throughput with a small footprint and the industry's lowest cost per wafer.

Two days subsequent to the close of the first quarter, ASTeX announced a definitive agreement to merge with MKS Instruments. Based in Andover, MA, MKS offers a broad portfolio of gas measurement, control and analysis products based on its core technologies. The planned merger combines ASTeX, a leading supplier of reactive gas solutions, with MKS, a leading supplier of gas process control instruments, and will allow ASTeX to fully leverage the worldwide sales, marketing and support infrastructure of MKS. Under terms of the agreement MKS will issue approximately 11.2 million common shares in exchange for the 14.6 million outstanding ASTeX shares, so that after closing, the ASTeX shareholders will own approximately 30% and the MKS shareholders approximately 70% of the combined company.

Commenting on the merger, Dr. Post said, "Together, ASTeX and MKS will be the only provider of products and solutions in all five product areas surrounding the process chamber: pressure measurement and control, materials delivery and analysis, vacuum components, reactive gas generators, and power delivery subsystems. We expect that the critical mass we achieve with this combination will provide an enhanced growth platform and enable us to strengthen our customer relationships around the globe."

During the first fiscal quarter of 2001, ASTeX also completed its headquarters move to Wilmington, MA and, as previously announced, promoted John Ross to President and Chief Operating Officer. "We're extremely pleased to have John in this key leadership role," concluded Dr. Post, "as the size and complexity of our operations continue to expand to meet our customers' needs globally and our own growth objectives."

ASTeX provides precision reactive gas processing solutions and specialty power sources to the OEM semiconductor, medical and industrial markets, and complete process systems for advanced packaging, telecommunications and magnetic sensor applications. ASTeX's broad product line is based on one or more of our core technologies including precision reactive gas processing, power sources and system integration. Depending on customer needs, ASTeX provides varying levels of integration-from components to integrated subsystems to complete process solutions. For more information, visit the ASTeX web site at www.astex.com.


                                     -MORE-

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MKS plans to file a Registration Statement on SEC Form S-4 in connection with the merger and MKS and ASTeX expect to mail a Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about MKS, ASTeX, the merger and related matters. These documents will be filed with the United States Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from MKS by directing your request to Ronald C. Weigner, Vice President and Chief Financial Officer of MKS at (978) 975-2350, or from John Tarrh, Vice President and Treasurer of ASTeX at (978) 284-4135.

MKS and ASTeX, and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from MKS and ASTeX stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that MKS' and ASTeX's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.


"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: This release contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of industry business cycles, competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, general economic conditions, availability of raw materials, fluctuations in operating results, and other risks detailed from time to time in our filings with the Securities and Exchange Commission.


                                - Tables Follow -

             APPLIED SCIENCE AND TECHNOLOGY, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in thousands except per share data)
                                  (unaudited)

                                              Three Months Ended
                                          ----------------------------
                                          September 30,  September 25,
                                              2000           1999
                                          -------------  -------------
Product sales, net                         $ 38,236       $ 28,516
Other revenue                                 3,070          2,086
                                           --------       --------
    Total revenue                            41,306         30,602

Cost of sales and revenue:
  Product sales and other revenue            26,132         19,420
                                           --------       --------
    Gross profit                             15,174         11,182
                                           --------       --------
Operating expenses:
  Research and development expenses           5,277          2,696
  Selling expenses                            2,558          2,026
  General and administrative expenses         3,333          2,571
                                           --------       --------
    Total operating expenses                 11,168          7,293
                                           --------       --------
    Earnings from operations                  4,006          3,889
                                           --------       --------
Other income (expense):
  Interest expense                             (197)             0
  Interest income                             1,381            407
  Other income (expense)                        174             (8)
                                           --------       --------
    Total other income                        1,358            399
                                           --------       --------
    Earnings before income taxes              5,364          4,288

Income tax expense                            2,052          1,658
                                           --------       --------
    Net earnings                           $  3,312       $  2,630
                                           ========       ========

Earnings per share:
  Basic                                    $   0.23       $   0.23
                                           ========       ========
  Diluted                                  $   0.22       $   0.22
                                           ========       ========

Weighted average common shares:
  Basic                                      14,407         11,427
                                           ========       ========
  Diluted                                    14,839         12,207
                                           ========       ========

             APPLIED SCIENCE AND TECHNOLOGY, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

ASSETS                                              September 30,       July 1,
                                                         2000            2000
                                                    ------------      ---------
                                                     (unaudited)      (audited)
Current assets:
   Cash and cash equivalents                          $  63,587      $  78,407
   Investments, short term                               14,524         12,803
   Trade and notes receivables, net                      32,890         32,963
   Other receivables                                        434            240
   Inventories                                           26,240         19,947
   Prepaid expenses and other assets                        331            563
   Deferred income taxes                                  2,409          2,409
                                                      ---------      ---------
            Total current assets                        140,415        147,332
                                                      ---------      ---------
Property and equipment:
   Land                                                   2,259          2,259
   Building and improvements                             17,046         10,889
   Equipment                                             15,613         13,615
   Construction in Progress                               3,449          5,956
   Furniture and fixtures                                 1,670          1,235
   Leasehold improvements                                   365          1,633
                                                      ---------      ---------
                                                         40,402         35,587
   Less accumulated depreciation and amortization        (8,973)        (8,744)
                                                      ---------      ---------
            Net property, plant and equipment            31,429         26,843
                                                      ---------      ---------
Other assets:
   Long-term investments                                  9,790          4,000
   Goodwill, net of accumulated amortization              7,607          7,852
   Deferred income taxes                                    732            732
   Notes receivable, less current maturities                167            177
   Patents and other assets, net                          3,097          1,640
                                                      ---------      ---------
            Total other assets                           21,393         14,401
                                                      ---------      ---------
                                                      $ 193,237      $ 188,576
                                                      =========      =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                       8,045          6,802
   Accrued expenses                                       7,316          5,985
   Accrued compensation expense and related costs         2,501          4,101
   Accrued income taxes                                   1,791          1,911
   Commissions payable and customer advances              1,614            995
   Current portion of mortgage note payable               1,429          1,429
                                                      ---------      ---------
            Total current liabilities                    22,696         21,223
                                                      ---------      ---------
Mortgage note payable, net of current portion             7,858          8,210
                                                      ---------      ---------
            Total liabilities:                           30,554         29,433
                                                      ---------      ---------
Stockholders' equity:
   Common stock                                             145            144
   Additional paid-in capital                           148,197        147,554
   Retained earnings                                     15,215         11,902
   Accumulated other comprehensive loss                    (874)          (457)
                                                      ---------      ---------
            Total stockholders' equity                  162,683        159,143
                                                      ---------      ---------
                                                      $ 193,237      $ 188,576
                                                      =========      =========